EXHIBIT 12.1

RATIO OF EARNINGS TO FIXED CHARGES

	Year ended September 30,
	2003	2004	2005	2006	2007
Income (loss) before income taxes	$160,641	$207,859	$220,515	$(59,570)	$(124,718)
(Income) loss from non-consolidated subsidiaries	(222)	475	(469)	(2,219)	(2,786)
Minority interest	(7)	(118)	(70)	(90)	1
Amortization of capitalized interest	19	51	52	45	62
Distributed income of equity investees	-	-	-	-	1,215
Fixed charges	52,874	55,487	68,169	66,250	66,421
Interest capitalized	(50)	(140)	-	-	(1,996)

Earnings available for fixed charges	213,255	263,614	288,197	4,416	(61,801)

Fixed Charges:
Interest expensed and capitalized	20,064	18,748	23,086	23,266	20,419
Portion of rent expense representing interest	32,810	36,739	38,628	37,789	42,082
Amortized discount related to unsecured convertible senior term notes	-	-	6,455	5,195	3,920

Total fixed charges	52,874	55,487	68,169	66,250	66,421

Ratio of Earnings to Fixed Charges (1)	4.0	4.8	4.2	0.1	(0.9)

Deficiency (2) (3)				$61,834	$128,222

(1)	For purposes of calculating the ratio of earnings to fixed charges, “earnings” are defined as (a) income before income taxes, (income) loss from equity investees and minority interest plus (b) amortization of capitalized interest and (c) fixed charges, minus interest capitalized. “Fixed charges” consists of interest expensed and capitalized plus the portion of rental expense considered to be a reasonable approximation of interest plus the amortization of the discount related to unsecured convertible senior term notes.
(2)	During the year ended September 30, 2007, the Company recorded non-cash charges of $329 million related to impairment of goodwill, intangible assets, and contract loss provisions; a pre-tax severance charge of $32 million resulting from ongoing productivity initiatives across the business; a pre-tax charge of $29 million related to the review of our real estate portfolio; a pre-tax charge of $15 million related to the anticipated restructuring of an HR BPO contract; and a pre-tax charge of $5 million resulting from the second-quarter resolution of a legal dispute with a vendor.
(3)	During the year ended September 30, 2006, the Company recorded non-cash goodwill and asset impairment charges of $256 million.